

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2019

Natasha Giordano
Chief Executive Officer
PLx Pharma Inc.
8285 El Rio Street, Suite 130
Houston, TX 77054

> **Re: PLx Pharma Inc.**
> **Registration Statement on Form S-3**
> **Filed March 25, 2019**
> **File No. 333-230478**

Dear Ms. Giordano:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance